UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November 2007

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd (the “Company”) dated November 14, 2007, announcing the Company’s financial results for the third quarter of 2007.

Exhibit 1
FRONTLINE LTD.

INTERIM REPORT JULY - SEPTEMBER 2007

Highlights
•	Frontline reports net income of $24.2 million and earnings per share of $0.32 for the third quarter of 2007.
•    Frontline reports nine month net income of $372.0 million and earning per share of $4.97.
•    Frontline reports a total gain on sale of assets of $4.8 million.
•	Frontline announces a cash dividend of $1.50 per share for the third quarter of 2007.

Third Quarter and Nine Months Results 2007

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income of $24.2 million for the third quarter of 2007, equivalent to earnings per share of $0.32. Operating income for the quarter was $66.9 million compared to $190.9 million in the second quarter. The second quarter included a gain on sale of assets of $66.1 million compared to $4.8 million in the current quarter primarily relating to the sale of Front Horizon.

The reported earnings reflect a substantially weaker spot market. The average daily time charter equivalents (“TCEs”) earned in the spot and period market by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $36,000, $25,000 and $41,300, respectively compared with $51,500, $38,600 and $38,300 respectively in the second quarter. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company’s double hull VLCC and Suezmax vessels were $36,100 and $28,300, in the third quarter, compared to $57,700 and $50,500, in the second quarter. Brokerage commissions related to six VLCC vessels on time charter, which were previously reported under ship operating costs, have been reclassified to voyage expenses this quarter and prior period comparatives have been restated to conform to current period presentation.

Profit share expense of $5.5 million has been recorded in the third quarter as a result of the profit sharing agreement with Ship Finance International Limited (“Ship Finance”) compared to $15.7 million in the second quarter.

Charterhire expenses have increased by $5.4 million in the third quarter compared to the second quarter, primarily as a consequence of chartering in two additional vessels in the quarter.

Interest income was $12.6 million in the third quarter, of which $7.3 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation (“ITC”). Interest expense, net of capitalized interest, was $57.5 million in the third quarter of which $13.7 million relates to ITC and $45.9 million relates to the capital lease interest expense in Frontline.

Frontline announces net income of $372.0 million for the nine months ended September 30, 2007, equivalent to earnings per share of $4.97. The average TCEs earned in the spot and period market by the Company’s VLCCs, Suezmax tankers, and Suezmax OBO carriers for the nine months period ended September 30, 2007 were $45,800, $33,000 and $38,800, respectively.

As of September 30, 2007, the Company had total cash and cash equivalents of $937.4 million which includes $628.3 million of restricted cash. Restricted cash includes $394.5 million relating to deposits in ITC and $232.0 million in Frontline Shipping Limited and Frontline Shipping II Limited which are restricted under the charter agreements with Ship Finance.

The 2006 financial statements have been restated to reflect the revised accounting treatment for three entities within the ITC group which were previously fully consolidated but are now being accounted for as investments under the equity method. The restatement has no effect on net income.

As of November 2007, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $30,000 and $22,100, respectively.

Fleet development

In October 2007, Frontline agreed with Ship Finance to terminate the long term charter party between the companies for the single hull VLCC Front Duchess and Ship Finance simultaneously sold the vessel for net sales proceeds of $54.5 million. Ship Finance will make a compensation payment to Frontline of approximately $25.4 million for the early termination of the current charter party, which will be recognized in the first quarter of 2008.

Other Matters

In October 2007, Frontline announced the sale of its entire holding of 34,976,500 shares in Dockwise Ltd. ("Dockwise"). The shares were sold at a gross price of NOK 25 per share, with net proceeds of approximately $157 million. Frontline is expected to record a gain of approximately $49 million in the fourth quarter of 2007 as a result of this sale. Simultaneously with the sale of the shares Frontline declared an interim extraordinary dividend of $1.75 per share which was paid on October 24, 2007. In the second quarter of 2007, Frontline recorded a gain on the issuance of shares by Dockwise of $43.7 million.

In November 2007, Frontline announced that it has entered into an agreement to sell its entire holding of 1,714,544 shares in IMAREX ASA to NYMEX Holdings, Inc. The sale price was NOK 160 per share, with proceeds of approximately $51 million. Frontline is expected to record a gain of approximately $43 million in the fourth quarter of 2007 as a result of this sale.

On November 15, 2007, the Board declared a dividend of $1.50 per share. The record date for the dividend is November 28, 2007, ex dividend date is November 26, 2007 and the dividend will be paid on or about December 12, 2007.

74,825,169 ordinary shares were outstanding on September 30, 2007, and the weighted average number of shares outstanding for the quarter was also 74,825,169.

The Market

The tanker market declined further in the third quarter compared to the second quarter and the average rate for VLCCs from MEG to Japan in the third quarter was about WS 56 ($22,500 per day) compared to about WS 71 ($41,200 per day) in the second quarter of 2007. The average rate for Suezmaxes from WAF to USAC in the third quarter of 2007 was about WS 87 ($21,400 per day), compared to about WS 115 ($38,500 per day) in the second quarter of 2007.

Bunker prices rose in the third quarter with average prices in Fujairah of approximately $385/mt, with a low of approximately $ 359/mt and a high of approximately $413/mt.

The International Energy Agency (IEA) reported in November an average OPEC Oil production, including Iraq, of 30.56 million barrels per day during the third quarter of the year, a 0.4 million barrels per day increase from the second quarter. The next OPEC meeting is scheduled to take place on December 5, 2007.

IEA further estimates that world oil demand averaged 85.5 million barrels per day in the third quarter, a 0.8 percent increase from the second quarter of 2007. IEA predicts that the average demand for 2008 in total will be 87.7 million barrels per day, or a 2.3 percent growth from 2007, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 491 vessels at the end of the third quarter with six deliveries during the quarter. There are seven additional deliveries expected in 2007 and 39 in 2008. The total orderbook amounted to 161 vessels at the end of the quarter which represents 32.8 percent of the VLCC fleet. One VLCC was ordered during the quarter. The single hull fleet amounted to 147 vessels at the end of the third quarter.

The Suezmax fleet totalled 352 vessels at the end of the quarter, up from 347 vessels after the second quarter of 2007, a 1.4 percent fleet growth over the quarter. Three Suezmaxes were deleted from the trading fleet during the quarter for conversion purposes. Nine Suezmaxes were ordered and eight deliveries took place in the quarter. The total orderbook at the end of the quarter is at 133, an increase of one from the end of the second quarter. There are four additional deliveries expected in 2007 and 18 in 2008. The orderbook represent 37.8 percent of the current Suezmax fleet.

Strategy

Frontline's core strategy is to be a world leading operator and charterer of modern, high quality oil tankers. The majority of its double hull tonnage is operating in the spot market.  Most of its single hull VLCC’s have been fixed out on time charters for the remainder of the fixed committed period and all of the Company’s eight OBO carriers have been fixed out on long term charters. Frontlines charter coverage in 2007 and 2008 is estimated to 40 percent of its total fleet. Through sales of vessels and time charters, the Company has a limited exposure on the single hull tonnage.

Frontline has four VLCC and eight Suezmax newbuildings on order, all favourably priced compared to current newbuilding prices, confirming its position as a leading operator of quality Suezmax and VLCC tonnage. The total investment of the newbuilding program is approximately $1 billion. As of September 30, 2007, the Company has paid $104 million and expects to pay further approximately $93 million in 2007 and first quarter of 2008 before a planned drawdown of financing which will be equal to 80 percent of the contractual prices. Based on recent transactions the market value of the new building contracts are significantly higher than the original contractual new building prices.

Frontline will continue to look for attractive opportunities in the Sales and Purchase market as well as in the charter market.

The Company is still evaluating opportunities to enhance the value of its investment in ITC. One of the options, which are considered, is a separate listing of this investment.

Outlook

The tanker market is still weak also in the fourth quarter of 2007 with average TCE rates for modern VLCCs, according to Clarkson, of $27,100 per day so far this quarter compared to $47,100 per day in the fourth quarter of 2006. The fourth quarter of 2007 started with spot fixtures in the VLCC and Suezmax segment of $25,100and $18,500 per day, respectively, and present indication from Clarkson in the VLCC and Suezmax segment is $22,600 and $27,700 per day, respectively.

Rates in the spot market have been negatively impacted by several factors in the third and fourth quarter of 2007. The price of crude oil is at a record high level and, more importantly, the crude forward price curve remains in backwardation. The crude forward price has also led to inventory drawdown in terms of days of supply rather than stock building. Reduced refinery margins have led to lower import volumes of crude oil.  These factors and others, combined with the high availability of tonnage, have led to low rates for crude tankers. Bunker costs have also increased considerably in the third and fourth quarter of 2007.

However, the world economy is still strong with a forecasted global GDP growth of 5.2 percent for 2007, along with a forecast of 4.8 percent for 2008. IEA projects oil consumption to rise by 1.2 percent in 2007 and 2.3 percent in 2008.

OPEC has announced an increase in production of 0.5 million barrels per day from November 2007. Moreover, recent high stock draws and high demand is likely to lead to increased demand for the transportation of oil.

The overall order book for tankers has now approached 34 percent of the current fleet. The impact from the new vessels to be delivered in the market will be mitigated by the fact that the order book is spread over four years, that 24 percent of the fleet is non double hull combined with an increased inefficiency of the single hull fleet caused by reduced acceptance by major charterers to employ such tonnage. Further, Frontline estimates that about 38 VLCCs will be converted for non-trading purposes, with about 90 percent to VLOC and the balance to FSO/FPSO. There are a further 12 vessels currently circulated as conversion candidates

Our future dividend capacity will be influenced by operating earnings, as well as investments and divestments.

Frontline has a low exposure to single hull tonnage, and our charter coverage is estimated to 40 percent of the fleet in 2007 and 2008. The Company has low cash breakeven rates which reduces the financial risk and creates a good platform for cash generation. Our newbuilding program has attractive terms, seems well timed and provides for future growth as we divest our older, single hull fleet.

We expect a net result from operations in the fourth quarter, based on today’s market, which is in line with the third quarter. However net income will be higher due to gain recognition in the fourth quarter related to the previously announced sale of the Dockwise shares and the sale of the IMAREX ASA shares in the total amount of about $92 million.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 14, 2007
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Bjørn Sjaastad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD THIRD QUARTER REPORT (UNAUDITED)

2006 Jul-Sep (restated)	2007 Jul-Sep	INCOME STATEMENT (in thousands of $)	2007 Jan-Sep	2006 Jan-Sep (restated)	2006 Jan-Dec (audited)
407,703	276,378	Total operating revenues	983,257	1,230,371	1,583,863
-	4,847	Gain from sale of assets	92,262	21,856	95,655
102,617	82,188	Voyage expenses and commission	259,793	311,142	399,414
-	5,455	Profit share expense	21,173	-	-
52,264	52,605	Ship operating expenses	151,282	150,092	196,539
6,264	18,074	Charterhire expenses	37,519	18,655	24,923
8,123	8,560	Administrative expenses	25,035	19,923	32,214
50,834	47,444	Depreciation	144,274	153,314	203,849
220,102	214,326	Total operating expenses	639,076	653,126	856,939
187,601	66,899	Operating income	436,443	599,101	822,579
10,835	12,596	Interest income	39,949	33,738	47,733
(51,063)	(57,549)	Interest expense	(175,618)	(152,789)	(206,144)
826	233	Equity earnings of associated companies	632	129	1,118
1,501	(68)	Foreign currency exchange gain (loss)	1,544	762	1,056
(10,194)	2,060	Other financial items	7,859	8,406	8,502
139,506	24,171	Income before taxes and minority interest	310,809	489,347	674,844
-	-	Gain on issuance of shares by associates	83,566	-	-
(40,715)	-	Minority interest	(22,162)	(107,827)	(158,682)
2	-	Taxes	(165)	(121)	(162)
98,793	24,171	Net income	372,048	381,399	516,000

$1.32	$0.32	Basic Earnings Per Share ($)	$4.97	$5.10	$6.90

		Income on timecharter basis ($ per day per ship)*
59,300	36,000	VLCC	45,800	61,000	57,600
40,000	25,000	Suezmax	33,000	40,100	37,800
30,800	41,300	Suezmax OBO	38,800	30,900	31,700

		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET (in thousands of $)	2007 Sep 30	2006 Sep 30 (restated)	2006 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	309,090	90,285	197,181
Restricted cash	628,254	615,051	677,533
Other current assets	421,031	264,536	237,428
Long term
Newbuildings	159,981	84,208	166,851
Vessels and equipment, net	211,020	2,591,832	2,446,278
Vessels under capital lease, net	2,635,234	637,970	626,374
Investment in finance leases	-	187,380	175,141
Investment in unconsolidated subsidiaries and associated companies	14,314	18,133	17,825
Deferred charges and other long-term assets	71	48,980	45,326
Total assets	4,378,995	4,538,375	4,589,937

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long term debt	98,382	286,239	281,409
Current portion of obligations under capital lease	147,741	27,891	28,857
Other current liabilities	248,375	114,119	133,650
Long term
Long term debt	376,723	2,153,566	2,181,885
Obligations under capital lease	2,626,643	685,359	723,073
Other long term liabilities	317,851	33,632	31,381
Minority interest	-	508,083	541,122
Stockholders’ equity	563,280	729,486	668,560
Total liabilities and stockholders’ equity	4,378,995	4,538,375	4,589,937

2006 Jul-Sep (restated)	2007 Jul-Sep	STATEMENT OF CASHFLOWS (in thousands of $)	2007 Jan-Sep	2006 Jan-Sep (restated)	2006 Jan-Dec (audited)
		OPERATING ACTIVITIES
98,793	24,171	Net income	372,048	381,399	516,000
		Adjustments to reconcile net income to net cash provided by operating activities:
51,849	47,477	Depreciation and amortisation	145,081	155,730	207,195
354	562	Unrealised foreign currency exchange (gain) loss	755	(379)	74
(9,784)	(4,847)	Gain on sale of assets	(176,203)	(31,640)	(105,439)
(826)	(233)	Equity earnings of associated companies	(632)	(129)	(1,118)
17,322	-	Adjustment of financial derivatives to market value	(3,618)	10,875	9,348
37,617	(2,931)	Other, net	20,996	103,732	153,356
(50,401)	82,391	Change in operating assets and liabilities	129,851	(2,836)	52,140
144,924	146,590	Net cash provided by operating activities	488,278	616,752	831,556

		INVESTING ACTIVITIES
20,625	23,184	Maturity (placement) of restricted cash	35,797	30,463	13,730
-	-	Sale of subsidiary, net of cash sold	89,264	-	-
-	-	Cash impact of deconsolidation of subsidiary	(146,435)	-	-
-	-	Acquisition of minority interest	-	(7,212)	(7,198)
(104,039)	(38,987)	Additions to newbuildings, vessels and equipment	(306,277)	(473,048)	(557,647)
(3,409)	-	Advances to associated companies, net	(44,694)	(3,409)	(2,112)
5,592	-	Receipt from investment in finance lease and loans receivable	-	6,903	12,562
-	-	Purchase of other assets	(43,375)	(71,067)	(71,067)
-	28,000	Proceeds from sale of newbuildings, vessels and equipment	453,300	102,029	284,959
154,400	-	Proceeds from sale of other assets	-	154,409	154,409
-	-	Proceeds from issuance of shares in subsidiary	-	-	7,800
73,169	12,197	Net cash provided by (used in) investing activities	37,580	(260,932)	(164,564)

		FINANCING ACTIVITIES
78,163	-	Proceeds from long-term debt, net of fees paid	125,782	358,010	537,518
(155,542)	(24,306)	Repayments of long-term debt	(163,537)	(265,024)	(420,925)
(6,500)	(34,983)	Repayment of capital leases	(75,610)	(18,170)	(24,706)
(145,856)	-	Dividends paid	(300,584)	(433,133)	(654,480)
(229,735)	(59,289)	Net cash used in financing activities	(413,949)	(358,317)	(562,593)

(11,642)	99,498	Net increase (decrease) in cash and cash equivalents	111,909	(2,497)	104,399
101,927	209,592	Cash and cash equivalents at start of period	197,181	92,782	92,782
90,285	309,090	Cash and cash equivalents at end of period	309,090	90,285	197,181

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 21, 2007	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

SK 02089 0009 831654